SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Emerald Oil, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29101U100

(CUSIP Number)

White Deer Energy L.P.

667 Madison Avenue, 4th Floor

New York, New York 10065

Attention: Thomas J. Edelman

212-371-1117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29101U100	13D	Page 2 of 11

1	Name of Reporting Person WDE Emerald Holdings LLC
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,132,543*
	8	Shared Voting Power
	9	Sole Dispositive Power 26,132,543*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 26,132,543*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.08%*
14	Type of Reporting Person PN (Limited Liability Company)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 2 of 11 Pages)

CUSIP No. 29101U100	13D	Page 3 of 11

1	Name of Reporting Person White Deer Energy FI L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 903,399*
	8	Shared Voting Power
	9	Sole Dispositive Power 903,399*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 903,399*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.07%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 3 of 11 Pages)

CUSIP No. 29101U100	13D	Page 4 of 11

1	Name of Reporting Person White Deer Energy L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,293,237.65*
	8	Shared Voting Power
	9	Sole Dispositive Power 25,293,237.65*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 25,293,237.65*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.08%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 4 of 11 Pages)

CUSIP No. 29101U100	13D	Page 5 of 11

1	Name of Reporting Person White Deer Energy TE L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 839,305.35*
	8	Shared Voting Power
	9	Sole Dispositive Power 839,305.35*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 839,305.35*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.00%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 5 of 11 Pages)

CUSIP No. 29101U100	13D	Page 6 of 11

1	Name of Reporting Person Edelman & Guill Energy L.P.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,035,942*
	8	Shared Voting Power
	9	Sole Dispositive Power 27,035,942*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 27,035,942*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.16%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 6 of 11 Pages)

CUSIP No. 29101U100	13D	Page 7 of 11

1	Name of Reporting Person Edelman & Guill Energy Ltd.
2	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,035,942*
	8	Shared Voting Power
	9	Sole Dispositive Power 27,035,942*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 27,035,942*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.16%*
14	Type of Reporting Person CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 7 of 11 Pages)

Explanatory Note: This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on March 1, 2013, as amended on May 22, 2013, as amended on October 17, 2013 and further amended on May 16, 2104, relating to the shares of common stock, par value $0.001 (the “Common Shares”), of Emerald Oil, Inc., a Montana corporation (the “Issuer”).

Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Initial Statement.

Item 1. Security and Issuer.

Item 1 of the Initial Statement is hereby amended and replaced with the following:

The principal executive offices of the Issuer are located at 1600 Broadway, Suite 1040, Denver, CO 80202. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 21,921,309 which constitutes approximately 32.91% of the total number of Common Shares outstanding on a pro forma basis. The beneficial ownership reported in this Schedule 13D reflects that at February 11, 2015 there would have been 66,619,355 Common Shares outstanding after giving pro forma effect to the issuance to the Reporting Persons of Common Shares as described herein. The Reporting Persons beneficially own 21,921,309 Common Shares and 5,114,633 Common Shares, which are issuable upon exercise of warrants (the “Warrants”) that the Reporting Persons acquired on February 11, 2013.

Each Warrant is coupled, and traded as a unit, with a number of Series B Shares (as defined below) equal to the number of Common Shares purchasable upon exercise of the Warrant. The Warrants and the Series B Shares (as such term is defined below) may not be transferred separately. If and when the Warrant is exercised, the holder of the Warrant will be required to deliver to the Issuer, as part of the payment of the exercise price, a number of Series B Shares equal to the number of shares of Common Shares purchased upon such exercise. The holders of Series B Shares will be entitled to vote in the election of directors and on all other matters submitted to a vote of the holders of Common Shares, with the holders of Series B Shares and the holders of Common Shares voting together as a single class. Each share of Series B Shares will have one vote.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and replaced with the following:

(1)-(2)	(i)	WD Investor I is deemed to have beneficial ownership of 21,188,814 Common Shares and currently has beneficial ownership of one Warrant entitling WD Investor I to purchase up to 4,943,729 Common Shares, which in the aggregate (and after the Warrants have been exercised) equals a beneficial ownership of 26,132,543 Common Shares (approximately 31.08%).

	(ii)	WD Investor II is deemed to have beneficial ownership of 732,495 Common Shares and currently has beneficial ownership of one Warrant entitling WD Investor II to purchase up to 170,904 Common Shares, which in the aggregate (and after the Warrants have been exercised) equals a beneficial ownership of 903,399 Common Shares (approximately 1.07%).

	(iii)	White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), does not directly own any Common Shares. By virtue of being a member of WD Investor I, White Deer may be deemed to possess voting and dispositive power with respect to 25,293,237.65 Common Shares (after the Warrants held by WD Investor I, which White Deer has a beneficial ownership in, have been exercised) (approximately 30.08%).

	(iv)	White Deer TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE” and, collectively with White Deer and WD Investor II, the “White Deer Funds”) does not directly own any Common Shares. By virtue of being a member of WD Investor I, White Deer TE may be deemed to possess voting and dispositive power with respect to 839,305.35 Common Shares (after the Warrants held by WD Investor I, which White Deer TE has a beneficial ownership in, have been exercised) (approximately 1.00%).

(Page 8 of 11 Pages)

(v) Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”) does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to the aggregate 27,035,942 Common Shares (after the Warrants, which GP LP has a beneficial ownership in, have been exercised) (approximately 32.16%).

(vi) Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”) does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the aggregate 27,035,942 Common (after the Warrants, which GP Ltd. has a beneficial ownership in, have been exercised) (approximately 32.16%).

(a)	Other than as described in Item 3, none.

(b)	None.

(c)	Not applicable.

(Page 9 of 11 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 23, 2015

WDE EMERALD HOLDINGS LLC

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: President

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

Signature Page-1

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

Signature Page-2